Filed Pursuant to Rule 433
Registration No. 333-272739

Pricing Term Sheet
September 25, 2025

Black Hills Corporation

This communication should be read in conjunction with the preliminary prospectus supplement dated September 25, 2025 and the accompanying base prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying base prospectus. In all other respects, this communication is qualified in its entirety by reference to the preliminary prospectus supplement and the accompanying base prospectus.

$450,000,000 4.550% Notes due 2031

Issuer:	Black Hills Corporation

Expected ratings (outlook)*:	Baa2 / BBB+ (stable / stable) (Moody’s / S&P)

Title of securities:	4.550% Notes due 2031

Ranking:	Senior Unsecured

Aggregate principal amount offered:	$450,000,000

Trade date:	September 25, 2025

Settlement date (T+5)**:	October 2, 2025

Interest payment dates:	January 31 and July 31 of each year, commencing January 31, 2026

Record dates:	January 15 and July 15 of each year

Stated maturity date:	January 31, 2031

Initial price to public:	99.935% of principal amount

Annual interest rate:	4.550% per annum

Benchmark Treasury:	UST 3.625% due August 31, 2030

Benchmark Treasury Price / Yield:	99-12 / 3.765%

Spread to Benchmark Treasury:	T+80 bps

Yield to maturity:	4.565%

Optional Redemption:

Make-whole call:	Callable at the greater of par and the make-whole (Treasury Rate plus 15 bps) at any time before December 31, 2030, as described under the heading “Description of the Notes—Optional Redemption” in the preliminary prospectus supplement.

Par call:	Callable at par at any time on or after December 31, 2030, as described under the heading “Description of the Notes—Optional Redemption” in the preliminary prospectus supplement.

CUSIP / ISIN:	092113AY5 / US092113AY50

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

* These securities ratings have been provided by Moody’s and S&P, respectively. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

** It is expected that delivery of the notes will be made against payment thereof on or about October 2, 2025, which will be the fifth business day following the date of the pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first business day before the settlement date will be required, by virtue of the fact that the notes will initially settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade prior to the date of issuance should consult their advisors.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 and BofA Securities, Inc. toll-free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.